UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESSA PHARMA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29668H104

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210, Cambridge, MA 02142

Tel: (617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Clarus Lifesciences III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON PN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Clarus Ventures III GP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON PN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Clarus Ventures III, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON PN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Robert Liptak
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Nicholas Simon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Nicholas Galakatos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Dennis Henner
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Kurt Wheeler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Scott Requadt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,303,030 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,303,030 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,030 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 3,181,818 shares of the Issuer’s common shares issuable upon exercise of Warrants (as defined in Item 3), which are exercisable within 60 days of this statement on Schedule 13D
(2)	This percentage is based on 31,570,381 shares of Issuer’s common shares outstanding (including options) and the assumption that the Warrants and all warrants held by other investors in the Issuer are exercised.

Explanatory Note

This Schedule 13D is being filed as a result of a transaction on January 14, 2016, as further described herein.

Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Shares, without par value (the “Shares”), of ESSA Pharma Inc., a British Columbia corporation (the “Issuer”). The principal executive office of the Issuer is located at Suite 720, 999 West Broadway, Vancouver, British Columbia, V5Z 1K5, Canada.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

This statement is being filed by:

(a) Clarus Lifesciences III, L.P. (the “Fund” or the “Record Holder”);

(b) Clarus Ventures III GP, L.P. (“Clarus GP”), which is the sole general partner of the Fund; and Clarus Ventures III, LLC (“Clarus GPLLC” and, together with Clarus GP, the “Control Entities”), which is the sole general partner of Clarus GP; and

(c) Robert Liptak, Nicholas Simon, Nicholas Galakatos, Dennis Henner, Kurt Wheeler, and Scott Requadt (together, the “Managing Directors”). The Managing Directors are the directors of Clarus GPLLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The address of the principal business office of the Reporting Persons is Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, MA 02142.

The principal business of the Fund is to invest in and assist growth-oriented businesses in healthcare and life sciences. The principal business of Clarus GP is to act as the sole general partner of the Fund. The principal business of Clarus GPLLC is to act as the sole general partner of Clarus GP. The principal business of each of the Managing Directors is to manage the Control Entities, the Fund and affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and Clarus GP are limited partnerships organized under the laws of the State of Delaware. Clarus GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Liptak, Simon, Galakatos, Henner, Requadt and Wheeler is a United States citizen.

The Reporting Persons are party to a certain Voting Agreement (as defined and further described in Item 6) with certain Other Shareholders of the Issuer (as defined in Item 6), which contains voting agreements and limitations on the sale of the Other Shareholders’ Shares of the Issuer. As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Other Shareholders (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule A attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3. Source and Amount of funds or Other Consideration

On January 14, 2016, the Reporting Persons acquired 2,121,212 units consisting of one Share of the Issuer, one Share purchase warrant exercisable by payment of cash or on a cashless exercise basis for a period of seven years from the date of issuance, and one-half of one Share purchase warrant exercisable by payment in cash only for a period of two years from the date of issuance (collectively the “Warrants”) for an aggregate price of US$3.30 per unit. The Fund now holds a total of 5,303,030 shares of the Issuer’s Shares and Warrants to purchase Shares (collectively, the “Clarus Shares”).

Pursuant to the Warrants, the Fund has the right to acquire (i) up to 2,121,212 Shares at an exercise price of US$3.30 per Share for a period of seven years from the issuance date and (ii) up to 1,060,606 Shares at an exercise price of US$3.30 per Share for a period of two years from the issuance date.

The working capital of the Fund was the source of the funds for the purchase of the Clarus Shares. No part of the purchase price of the Clarus Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Clarus Shares.

Item 4. Purpose of Transaction

The Fund acquired the Clarus Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Fund and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other shareholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Shares held by such shareholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other shareholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Fund is the record owner of the Clarus Shares. As the sole general partner of the Fund, Clarus GP may be deemed to own beneficially the Clarus Shares. As the sole general partner of Clarus GP, Clarus GPLLC may be deemed to own beneficially the Clarus Shares. As members of Clarus GPLLC, each of the Managing Directors may be deemed to own beneficially the Clarus Shares. Each Reporting Person disclaims beneficial ownership of the Clarus Shares other than those shares which such person owns of record.

(b)	Schedule A attached to this Schedule 13D sets forth, as of the date hereof, the number of Shares owned and the percentage of Shares as calculated in accordance with Rule 13d-3(d)(1) promulgated under the Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed or anticipated to be filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)	Except as set forth in Item 3 above, no Reporting Person has effected any transaction in the Shares during the preceding 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transaction described in Item 3 above, the Fund entered into a Voting Agreement, dated as of January 14, 2016, by and among the Fund, Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Richard M. Glickman (the “Voting Agreement”). The Voting agreement requires that Dr. Glickman, Dr. Sadar, Dr. Andersen and Mr. Rieder (collectively, the “Other Shareholders”), who in the aggregate control approximately 9,482,800 Shares of the Issuer constituting 41.9% of the issued and outstanding Shares on a non-diluted basis, vote against certain change of control transactions, unless the Fund consents otherwise, and support the Fund’s nominees to the board of directors of the Issuer. Under the Voting Agreement, the Other Shareholders will be prohibited from transferring 50% of the Shares held by them on the effective date of the Voting Agreement, with limited exceptions. The provisions of the Voting Agreement relating to change of control transactions and non-transferability of Shares will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Issuer or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors of the Issuer and the provisions relating to the Fund nominees will continue for so long as the Fund is entitled to nominate directors to the Issuer’s board of directors.

Mr. Requadt, a Reporting Person, is a member of the Issuer’s Board of Directors and, accordingly, may have the ability to effect and influence control of the Issuer.

Item 7. Material to Be filed as Exhibits

Exhibit 99.1:	Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P., Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Richard M. Glickman (filed herewith)

Exhibit 99.2:	Agreement regarding filing of joint Schedule 13D

Exhibit 99.3:	Power of Attorney regarding filings under the Act

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

CLARUS LIFESCIENCES III, L.P.
By: CLARUS VENTURES III GP, L.P., its General Partner
By: CLARUS VENTURES III, LLC, its General Partner

By: /s/ Robert W. Liptak
Name: Robert W. Liptak
Title: Managing Director

CLARUS VENTURES III GP, L.P.
By: CLARUS VENTURES III, LLC, its General Partner

By: /s/ Robert W. Liptak
Name: Robert W. Liptak
Title: Managing Director

CLARUS VENTURES III, LLC

By: /s/ Robert W. Liptak
Name: Robert W. Liptak
Title: Managing Director

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Kurt Wheeler

*
Scott Requadt

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

Schedule A

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member

Outstanding shares

Beneficial ownership and voting % of outstanding shares

Marianne D. Sadar

3,573,000*

12.94%

Raymond J. Andersen

3,570,000**

12.93%

Richard M. Glickman

812,500 shares***

2.90%

Robert W. Rieder

2,686,050 shares****

9.82%

*	Calculation of beneficial ownership percentage includes 420,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
**	Calculation of beneficial ownership percentage includes 420,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
***	Calculation of beneficial ownership percentage includes 100,000 Shares owned by Dr. Glickman’s spouse and 37,500 options to purchase Shares exercisable within 60 days of January 14, 2016.
****	Calculation of beneficial ownership percentage includes 31,250 Shares owned by Mr. Rieder’s spouse and 150,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
(1)	See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.